Exhibit 5.1
[Letterhead of Darden Restaurants, Inc.]

January 4, 2012

Board of Directors
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

Re:    Registration Statement on Form S-8

Ladies and Gentlemen:

I am Senior Associate General Counsel and Assistant Secretary of Darden Restaurants, Inc., a Florida corporation (the “Company”), and I have acted as counsel to the Company in connection with the Company's registration statement on Form S-8 (the “Registration Statement”) relating to the registration by the Company of 1,500,000 shares of Common Stock, without par value (the “Common Shares”), of the Company and associated rights to purchase Shares of Series A Participating Cumulative Preferred Stock (“Rights”), to be issued from time to time under the Darden Restaurants, Inc. Employee Stock Purchase Plan, as amended (the “Plan”).

I have examined such documents and reviewed such questions of law as I have considered necessary and appropriate for the purposes of my opinions set forth below, including but not limited to the Rights Agreement dated as of May 16, 2005 between the Company and Wachovia Bank, National Association (Wachovia), as Rights Agent, and the Amendment to the Rights Agreement dated as of June 2, 2006, by and between the Company, Wachovia and Wells Fargo Bank, National Association, as successor Rights Agent, relating to the Rights (as amended, the “Rights Agreement”). In rendering my opinions, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to me as copies. I have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to my opinions, I have relied upon certificates of officers of the Company and of public officials.

In rendering my opinion regarding the Rights, I have assumed that the Board of Directors of the Company has acted and will act in accordance with its fiduciary duties with respect to the administration of the Rights Agreement and the issuance of the Rights thereunder. In connection with the foregoing, my opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time. Further, my opinion addresses the Rights Agreement and the Rights in their entirety and not any particular provision of them, and it is not settled whether the invalidity of any particular provision would invalidate the Rights in their entirety.

Based on the foregoing, I am of the opinion that the Common Shares and related Rights have been duly authorized, and upon issuance, delivery and payment in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable.

My opinion expressed above is limited to the laws of the State of Florida.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the use of my name under the caption “Interests of Named Experts and Counsel”. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,
/s/ Douglas E. Wentz
Douglas E. Wentz